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                            April 1, 2021

       Brenton L. Saunders
       Chairman of the Board of Directors
       Vesper Healthcare Acquisition Corp.
       1819 West Avenue
       Bay 2
       Miami Beach, FL 33139

                                                        Re: Vesper Healthcare
Acquisition Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed March 24,
2021
                                                            File No. 001-39565

       Dear Mr. Saunders:

                                                        We have reviewed your
filing and have the following comment.

               Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Summary of Presentation Provided by Goldman Sachs, page 152

   1. Please delete the statement that the Goldman Sachs presentation was provided solely for the benefit of
management and the Board. It is not appropriate to indicate that shareholders are not
entitled to rely on factors management and the Board relied on in making their
determination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brenton L. Saunders
Vesper Healthcare Acquisition Corp.
April 1, 2021
Page 2

       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                       Sincerely,
FirstName LastNameBrenton L. Saunders
                                                       Division of Corporation
Finance
Comapany NameVesper Healthcare Acquisition Corp.
                                                       Office of Life Sciences
April 1, 2021 Page 2
cc:       Andrew R. Brownstein
FirstName LastName